SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated January 26th, 2009 announcing Registrant’s fourth quarter financial results.

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: January 26th, 2009

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM REPORTS FINANCIAL RESULTS FOR
Q4 AND FULL YEAR 2008

– Sequential Growth Caps Off Challenging Year: Q4 Revenues Up 6%
Sequentially to $6.5M, Earnings Up 74% Sequentially to $0.24 Per Diluted
Share

        KFAR SAVA, Israel – January 26, 2009 – Silicom Ltd. (NASDAQ and TASE: SILC) today reported its financial results for the fourth quarter and full year ended December 31, 2008.

        Revenues for the fourth quarter of 2008 were $6.5 million, a 6% increase compared sequentially with revenues of $6.1 million recorded in the third quarter of 2008, and a 13% decrease compared year-over-year with revenues of $7.5 million recorded in the fourth quarter of 2007. Net income for the fourth quarter of 2008 was $1.6 million, or $0.24 per diluted share ($0.25 per basic share), a 74% increase compared sequentially with $0.9 million, or $0.14 per share (basic and diluted) for the third quarter of 2008, and a 10% decrease compared year-over-year with net income of $1.8 million, or $0.27 per diluted share ($0.28 per basic share), for the fourth quarter of 2007.

        Revenues for the full year ended December 31, 2008 were $25.6 million, a 5% decrease compared with $26.8 million for 2007. Net income for the year was $4.6 million, or $0.69 per share (basic and diluted), compared with $6.3 million, or $1.00 per diluted share ($1.03 per basic share), for 2007.

        As of December 31, 2008, the Company’s cash, cash equivalents and marketable securities totaled $39.2 million, an increase of $1.8 million compared with its balance at the end of the third quarter of 2008, and an increase of $6.3 million compared with its balance at the end of 2007.

        Commenting on the results, Shaike Orbach, President and CEO, said, “We are pleased to report another quarter of sequential growth. In line with our work plan, during the quarter we added several new customers and expanded the range of products sold to several existing customers, both significant achievements in today’s uncertain market environment. We continue to see signs that the industry differentiates Silicom in terms of our technology, customization and service capabilities. In fact, we have recently reported a milestone order from one of the world’s three largest server manufacturers, an achievement which represents a third-party confirmation of our products, business platform and financial stability. We are proud of this vote of confidence and believe it will prove strategic to our long-term sales efforts.”

        Mr. Orbach concluded, “As we move into 2009, our visibility continues to be low due to the macro environment slowdown, and our results – together with those of the overall IT industry – may be impacted. In the face of this reality, our strategy is to continue executing a sound plan that has proven itself in the past, including the systematic and aggressive pursuit of sales; the provision of top-tier service; and continuous product innovation to meet the needs of a changing industry.”

Conference Call Details

The Company will host a conference call to discuss these results today, Monday, January 26th, at:

9:00 a.m. Eastern Standard Time
6:00 a.m. Pacific Standard Time
16:00 Israel Time

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 866 345 5855

UK: 0 800 404 8418

ISRAEL: 03 918 0609

INTERNATIONAL: +972 3 918 0609

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website, at: www.silicom.co.il

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1-646-201-9246
E-mail: erang@silicom.co.il	E-mail : info@gkir.com

– FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated
Statements of Income

(US$ thousands, except for share and per share data)

	Three-month period ended December 31,		Twelve-month period ended December 31,
	2008	2007	2008	2007

Sales	$6,538	$7,478	$25,554	$26,784
Cost of sales	4,041	4,470	15,405	16,094

Gross profit	2,497	3,008	10,149	10,690

Research and development costs	573	621	3,048	2,208
Selling and marketing expenses	352	390	2,093	1,537
General and administrative expenses	276	331	1,427	1,189

Total operating expenses	1,201	1,342	6,568	4,934

Operating income	1,296	1,666	3,581	5,756

Financial income, net	384	307	1,188	956

Income before income taxes	1,680	1,973	4,769	6,712
Income tax expense	38	153	124	432

Net income	$1,642	$1,820	$4,645	$6,280

Basic income per ordinary share	$0.25	$0.28	$0.69	$1.03

Weighted average number of ordinary shares
used to compute basic income per share (in
thousands)	6,694	6,560	6,685	6,122

Diluted income per ordinary share	$0.24	$0.27	$0.69	$1.00

Weighted average number of ordinary shares
used to compute diluted income per share (in
thousands)	6,750	6,760	6,780	6,309

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	December 31, 2008	December 31, 2007

Assets

Current assets
Cash and cash equivalents	$14,568	$14,216
Marketable securities	8,426	3,516
Accounts receivables: Trade, net	4,849	6,545
Accounts receivables: Other	353	338
Inventories	5,269	4,078
Deferred tax assets	444	73

Total current assets	33,909	28,766

Marketable securities	16,204	15,210
Assets held for employees' severance benefits	1,066	952
Property, plant and equipment, net	795	675
Other assets, net	-	39

Total assets	$51,974	$45,642

Liabilities and shareholder's equity

Current liabilities
Trade accounts payable	$2,681	$2,997
Other accounts payable and accrued expenses	2,054	1,715

Total current liabilities	4,735	4,712

Liability for employees' severance benefits	1,905	1,596

Total liabilities	6,640	6, 308

Shareholders' equity
Ordinary shares and additional paid-in capital	33,102	31,747
Treasury shares	(38)	(38)
Retained earnings	12,270	7,625

Total Shareholders' equity	45,334	39,334

Total liabilities and shareholders equity	$51,974	$45,642